UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 23, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), was advised by the Company’s independent registered public accounting firm, Bush & Associates CPA LLC (“Bush”), that the Company’s previously issued audited consolidated financial statements and the notes thereto as of and for the fiscal year ended December 31, 2025 (the “Subject Period”) included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2025 previously filed by the Company with the SEC on May 7, 2026 (the “Original Filing”), requires restatement and should not be relied upon due to the following errors: (1) the foreign currency translation adjustments on intangibles and goodwill arising from the purchase price allocation in connection with the Company’s acquisition of Quality Industrial Corp. were not appropriately reflected in the consolidated financial statements, as those U.S. dollar-denominated balances were not retranslated at the applicable exchange rates; (2) the resulting foreign currency translation differences on the Company’s foreign operations were incorrectly classified in profit or loss rather than in other comprehensive income; and (3) the goodwill impairment analysis as of December 31, 2025 was required to be performed and any resulting impairment reflected in the restated financial statements to appropriately capture the updated goodwill position following the corrections described in the foregoing clauses (1) and (2).

As a result of the foregoing accounting errors, the Company intends to restate its consolidated financial statements and the notes thereto in an amendment to be filed with the U.S. Securities and Exchange Commission (the “SEC”) of the Original Filing (the “Amended Report”). The adjustments to such financial statement items will be set forth through expanded disclosure in the financial statements and the notes thereto included in the Amended Report, including further description of the restatement and their impact on previously reported amounts.

The Company does not believe that the foregoing corrections will have any impact on the Company’s cash position or overall business. Based on its preliminary analysis, the Company currently estimates that the restatement will result in an increase in the net loss for the fiscal year ended December 31, 2025 of approximately €4.0 million, driven primarily by a goodwill impairment charge of approximately €1.1 million and the reclassification of foreign exchange translation differences of approximately €3.1 million from finance income to other comprehensive income, together with related adjustments. The Company estimates that total equity as of December 31, 2025 will be reduced by approximately €3.8 million as a result of the restatement. The foregoing adjustments are non-cash in nature and do not affect the Company’s revenue, cash position or net cash flows. The Company does not expect the restatement to directly cause it to fail to meet applicable continued listing requirements of the Nasdaq Capital Market. The foregoing estimates are preliminary, have not been audited, and remain subject to change pending completion of the restatement and review by the Company’s independent registered public accounting firm.

Although the Company cannot at this time estimate when it will file the Amended Report, it is diligently pursuing completion of the restatement and intends to make such filings as soon as reasonably practicable.

The description in this report of the accounting errors, the required corrections and the expected impacts of the restatement described above are preliminary, unaudited and subject to further change in connection with the ongoing review of the accounting errors and the completion of the restatement. Accordingly, there can be no assurance that the actual effects of the restatement will be only as described above.

The Company’s management and the Audit Committee of the Board of Directors of the Company have discussed, and continue to discuss, the matters disclosed in this Report on Form 6-K with Bush. The Company also provided a copy of the foregoing disclosures to Bush and requested that Bush furnish it with a letter addressed to the SEC stating whether Bush agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Bush’s response letter will be filed with an amendment to this Report on Form 6-K promptly upon receipt thereof.

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this Report on Form 6-K include, but are not limited to, statements regarding: the Company’s intention to restate its consolidated financial statements for the fiscal year ended December 31, 2025 and to file the Amended Report with the SEC; the expected nature and scope of the restatement, including with respect to the foreign currency translation adjustments on intangibles and goodwill, the reclassification of foreign exchange differences from profit or loss to other comprehensive income, and the goodwill impairment analysis; the anticipated impacts of the restatement on previously reported financial statement amounts; the Company’s preliminary estimates of the expected increase in net loss, the expected reduction in total equity and the non-cash nature of the adjustments; the Company’s belief that the foregoing corrections will not have any impact on the Company’s cash position or overall business; the Company’s expectation that the restatement will not directly cause it to fail to meet applicable continued listing requirements of the Nasdaq Capital Market; and the Company’s expectation that it will file the Amended Report as soon as reasonably practicable.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the risk that the actual effects of the restatement differ from those currently anticipated, including the possibility that additional errors or adjustments are identified in connection with the ongoing review; the risk that the Amended Report is not filed on the timeline currently anticipated or at all; the risk that the restatement has impacts on the Company’s business, financial condition, or results of operations beyond those currently expected; the risk that the restatement or the underlying accounting errors result in regulatory inquiry, investigation, or enforcement action by the SEC or other governmental authorities; the risk that the restatement leads to litigation, claims, or other proceedings against the Company; the potential for adverse effects on investor confidence or the market price of the Company’s securities; the risk that the Company’s internal controls over financial reporting are determined to be ineffective; risks related to foreign exchange rate fluctuations affecting the translation of the Company’s foreign operations; the risk that the estimated financial impacts of the restatement, including the expected increase in net loss, reduction in total equity and characterization of the adjustments as non-cash, prove to be materially different from the amounts described herein; the risk that the restatement, or any further adjustments identified in connection with the completion thereof, could directly cause the Company to fall below the minimum shareholders’ equity or other requirements for continued listing on the Nasdaq Capital Market; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the SEC on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC.

Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this Report on Form 6-K are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Incorporation by Reference

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 25, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer